Exhibit 99.1

March 30, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the section “Change in SEK’s External Auditor” of the Form 6-K dated March 30, 2017, of Aktiebolaget Svensk Exportkredit (“Swedish Export Credit Corporation”) and are in agreement with the last sentence of the first paragraph of such section that the change was not the result of E&Y’s resignation, dismissal or refusal to stand for re-election and the third and fourth paragraphs of such section. We have no basis to agree or disagree with other statements of Swedish Export Credit Corporation contained therein.

Sincerely yours,

/s/ Ernst & Young AB

Stockholm, Sweden